Mailstop 3561
                                                               April 10, 2019


    Aaron LoCascio
    Chief Executive Officer
    Greenlane Holdings, Inc.
    6501 Park of Commerce Boulevard, Suite 200
    Boca Raton, Florida 33487

            Re:   Greenlane Holdings, Inc.
                  Amendment No. 1 to Registration Statement on Form S-1 Filed April 8, 2019
                  File No. 333-230405

    Dear Mr. LoCascio:

            We have reviewed your amended registration statement and have the following comment.
    In our comment, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2019 letter.

    Dilution, page 71

        1. We note your response to comment 3 and your updated dilution disclosures. As previously requested, please show us how you calculated your net tangible book value as of December 31, 2018 of $(12.6) million. Please specifically tell us whether you have included deferred offering costs and deferred financing costs and why you believe your treatment is appropriate.
 Aaron LoCascio
Greenlane Holdings, Inc.
April 10, 2019
Page 2

        You may contact Lisa Sellars, Staff Accountant, at (202)551-3348 or James Allegretto,
Senior Assistant Chief Accountant, at (202)551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, Staff Attorney, at
(202)551-3792, Lilyanna Peyser, Special Counsel, at (202)551-3222 or me at
(202)551-3720
with any other questions.


                                                            Sincerely,

                                                            /s/ Lilyanna Peyser
for

                                                            Mara L. Ransom
                                                            Assistant Director
                                                            Office of Consumer
Products